Citigroup Funding Inc.	Pricing Sheet dated February 22, 2010 relating to Offering Summary No. 2010-MTNDD484 dated January 28, 2009 Registration Statements Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433

Structured Investments

Opportunities in Currencies

PLUSSM Linked to a Basket of Currencies due February 27, 2012

Performance Leveraged Upside SecuritiesSM

PRICING TERMS – FEBRUARY 22, 2010
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.
Aggregate principal amount:	$1,569,000
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see “Underwriting fee and issue price” below)
Pricing date:	February 22, 2010
Original issue date:	February 25, 2010
Valuation date:	February 17, 2012, unless that date is not a business day, in which case the valuation date will be the next following business day
Maturity date:	February 27, 2012
Underlying currency basket:

The basket consists of the following three currencies valued relative to the U.S. dollar (each of which we refer to as a “basket currency”): Eurozone euro (“EUR”), Japanese yen (“JPY”) and British pound (“GBP”). We refer to these currencies collectively as the “basket currencies.”

Payment at maturity:	The sum of (i) $1,000 and (ii) the basket return amount.
Basket return amount:

If the dollar has strengthened relative to the basket currencies, which means that the final basket level is greater than the initial basket level such that the basket return percentage is positive:

$1,000 times the leverage factor times the basket return percentage, subject to the maximum payment at maturity.

If the dollar has remained unchanged or weakened relative to the basket currencies such that the basket return percentage is equal to or less than zero:

$1,000 times the basket return percentage.

If the dollar has weakened relative to the basket currencies the basket return percentage will be negative, and the payment at maturity will be less than the $1,000 stated principal amount of the PLUS. As the investment replicates a strategy of shorting the basket currencies, if the basket currencies double in value relative to the dollar (corresponding to a 50% decline in the final basket level relative to the initial basket level), you will lose your entire investment. See “How do Currency Exchange Rates Work?” in the related offering summary.

Terms continued:	Please see page 2 of these pricing terms for further summary terms of the PLUS.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Citigroup Funding Inc.
Per PLUS	$1,000	$22.50	$977.50
Total	$1,569,000	$35,302.50	$1,533,697.50

(1)	The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $992.50 per PLUS. Please see “Syndicate Information” on page 10 of the related offering summary for further details.

(2)	Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $22.50 for each PLUS they sell. See “Fees and selling concessions” on page 9 of the related offering summary. The selling concession may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by an investor. See “Syndicate Information” on page 10 of the related offering summary. For additional information, see “Plan of Distribution; Conflict of Interests” in the accompanying PLUS product supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE OFFERING SUMMARY DESCRIBING THE OFFERING, THE RELATED PLUS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Offering Summary filed on January  28, 2010:

http://sec.gov/Archives/edgar/data/1318281/000119312510015847/dfwp.htm

PLUS Product Supplement filed on December 3, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000119312509246765/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Citigroup Funding Inc.

PLUS Linked to a Basket of Currencies due February 27, 2012 Performance Leveraged Upside SecuritiesSM

PRICING TERMS – FEBRUARY 22, 2010	Continued from the Cover Page
Leverage factor:	135%
Maximum payment at maturity:	$1,150 per PLUS (115% of the stated principal amount)
Basket level:	The basket level measures on any business day the relevant exchange rate for each basket currency, relative to the U.S. dollar, equally weighted among the basket currencies. The fractional amount of each basket currency included in the basket is set at a multiplier, as set forth herein, based upon such basket currency’s weighting in the basket and the initial exchange rate, such that the initial basket level is 100. The multiplier for each basket currency will remain constant for the term of the PLUS and has been determined on the pricing date based on such basket currency’s initial exchange rate so that each basket currency is reflected in the predetermined initial basket value in accordance with its equal percentage weighting within the basket. The formula for determining the basket level on any business day is the sum of the product of each basket currency’s exchange rate on that date, its weighting and its multiplier, as specified below:
	Basket Currency	Weighting	Initial Exchange Rate	Multiplier (100 / Initial Exchange Rate)
	EUR	33.333%	0.7358	135.9065
	JPY	33.333%	91.17	1.0969
	GBP	33.333%	0.6454	154.9427
Basket return percentage:

(final basket level – initial basket level) / final basket level

Unlike other Performance Leveraged Upside Securities as described in the accompanying PLUS product supplement, the basket return percentage is based relative to the final basket level, as opposed to the initial basket level, so that the investment replicates a strategy of shorting the basket currencies and going long the U.S. dollar. See “Hypothetical Payouts on the PLUS at Maturity” in the related offering summary.

Initial basket level:	100, which is equal to the sum of the products of each basket currency’s initial exchange rate, weighting and multiplier
Final basket level:	The basket level on the valuation date
Exchange rate:

For each basket currency on any date, the rate of conversion of units of that basket currency into one U.S. dollar as determined by reference to the global spot foreign exchange rate published by the applicable reference source specified below (or any substitute page) at or after 4:00 p.m. (London, England time) on that relevant date. However, for the Eurozone euro and the British pound exchange rates, the exchange rate will be 1.00 divided by the published rate for those basket currencies, as determined by the calculation agent. The exchange rate will be calculated to four decimal places, except the Japanese yen exchange rate will be calculated to two decimal places.

	Currency	Basket Reference Source

	EUR	Reuters page “WMRSPOT05”

	JPY	Reuters page “WMRSPOT12”

	GBP	Reuters page “WMRSPOT07”
Business day:

Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City or London, England are authorized or obligated by law or executive order to close, including with respect to the calculation of any of the exchange rates.

Clearing and settlement:	DTC
CUSIP:	17314VAA4
ISIN:	US17314VAA44
Listing:	The PLUS will not be listed on any securities exchange.

February 2010	Page 2